SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(b) (c), AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(b)

CALIFORNIA GOLD CORP.

 (Name of Issuer)

COMMON STOCK, PAR VALUE $0.001

 (Title of Class of Securities)

130255102

 (CUSIP Number)

Copy to:
Harvey Kesner, Esq.
61 Broadway, 32nd Floor
New York, NY 10006

 (Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 31, 2011

 (Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)
☒ Rule 13d-1(c)
☐ Rule 13d-1(d)

(Page 1 of  6 Pages)

CUSIP No. 130255102

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Barry Honig
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES	5	SOLE VOTING POWER 6,670,000
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 0
EACH REPORTING	7	SOLE DISPOSITIVE POWER 6,670,000
PERSON WITH	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,670,000
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.75% (1)
12	TYPE OF REPORTING PERSON* IN

(1)	Based on 115,951,260 shares outstanding as of September 19, 2012.

Item 1(a).	Name of Issuer:

California Gold Corp.

Item 1(b).               Address of Issuer's Principal Executive Offices:

4515 Ocean View Blvd., Suite 305, La Cañada, CA 91011

Item 2(a).               Name of Person Filing.

Barry Honig

Item 2(b).               Address of Principal Business Office or, if None, Residence.

4400 Biscayne Boulevard, Miami, Florida 33137

Item 2(c).               Citizenship.

GRQ is a corporation formed in the State of Florida and Mr. Barry Honig is a citizen of the United States.

Item 2(d).               Title of Class of Securities.

Common Stock, par value $0.001.

Item 2(e).               CUSIP Number.

130255102

Item 3.	Type of Person

Not applicable.

Item 4.                    Ownership.

(a) Amount beneficially owned: 6,670,000.

(b) Percent of class: 5.75% (1).

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote: 6,670,000.

(ii) Shared power to vote or to direct the vote: 0.

(iii) Sole power to dispose or to direct the disposition of: 6,670,000.

(iv) Shared power to dispose or to direct the disposition of: 0.

Item 5.                    Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.                    Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable

(1)	Based on 115,951,260 shares outstanding as of September 19, 2012.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported by the Parent Holding Company.

Not applicable.

Item 8.                    Identification and Classification of Members of the Group.

Not applicable.

Item 9.                    Notice of Dissolution of Group.

Not applicable.

Item 10.                  Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 28, 2012	By:	/s/ Barry Honig
Barry Honig